CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Capital Protected Notes due 2015	$5,555,000	$218.31

April 2008 Pricing Supplement No. 586 to Registration Statement No. 333-131266 Dated April 23, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Equities

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented and modified by this pricing supplement.  At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount based on the increase, if any, in the value of the underlying basket on the determination date. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per note (See “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$5,555,000
Pricing date:	April 23, 2008
Original issue date:	April 30, 2008 (5 business days after the pricing date)
Maturity date:	January 30, 2015
Interest:	None
Principal protection:	100%
Basket:	Basket Indices	Weighting	Initial Basket Index Value	Multiplier
	Dow Jones Euro STOXX 50® Index (the “Euro STOXX 50 index”)	33.3333%	3,761.96	0.000886062
	Nikkei 225 Index (the “Nikkei index”)	33.3333%	13,540.87	0.000246168
	S&P 500® Index (the “S&P 500 index”)	33.3333%	1,379.93	0.002415579
Payment at maturity:	The payment at maturity per $10 stated principal amount of notes will equal: $10 + supplemental redemption amount, if any In no event will the payment at maturity be less than $10.
Supplemental redemption amount:	(i) $10 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0
Participation rate:	110%
Basket performance:	(final basket value - initial basket value) / initial basket value
Initial basket value:	10, which is the basket closing value on the basket setting date.
Final basket value:	The basket closing value on the determination date.
Basket closing value:
Basket closing value on any date is the sum of the products of the closing value of each basket index and the applicable multiplier for that basket index.  See  “Basket – Multiplier” above and “Key Terms – Multiplier” on page 2 of this pricing supplement.

Basket setting date:
With respect to the S&P 500 Index, the pricing date.
With respect to the Euro STOXX 50 Index and the Nikkei 225 Index, the index business day for such basket index immediately following the pricing date.

Determination date:	January 28, 2015, subject to adjustment for non-index business days and certain market disruption events.
CUSIP:	617480199
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$10	$0.30	$9.70
Total	$5,555,000	$166,650	$5,388,350

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 4 for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for capital protected notes.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement for capital protected notes and prospectus, as supplemented and modified by this pricing supplement.  At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the basket. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing Date	Original Issue Date (Settlement Date)	Maturity Date
April 23, 2008	April 30, 2008 (5 business days after the pricing date)	January 30, 2015, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Issue price:	$10 per note. See “Syndicate Information” on page 4.
Stated principal amount:	$10 per note
Denominations:	$10 per note and integral multiples thereof
Aggregate principal amount:	$5,555,000
Interest:	None
Principal protection:	100%
Bull or bear notes:	Bull notes
Basket:	Basket Indices	Weighting	Initial Basket Index Value	Multiplier
	Dow Jones Euro STOXX 50® index	33.3333%	3,761.96	0.000886062
	Nikkei 225 index	33.3333%	13,540.87	0.000246168
	S&P 500® index	33.3333%	1,379.93	0.002415579
Payment at maturity:	The payment at maturity per $10 stated principal amount of notes will equal: $10 + supplemental redemption amount, if any In no event will the payment at maturity be less than $10.
Supplemental redemption amount:	(i) $10 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0
Participation rate:	110%
Basket performance:	(final basket value - initial basket value) / initial basket value
Initial basket value:	10, which is the basket closing value on the basket setting date.
Final basket value:	The basket closing value on the determination date.
Basket setting date:
With respect to the S&P 500 Index, the pricing date.
With respect to the Euro STOXX 50 Index and the Nikkei 225 Index, the index business day for such basket index immediately following the pricing date.

Basket closing value:	Basket closing value on any date is the sum of the products of the closing value of each basket index and the multiplier for that basket index.
Multiplier:
The multiplier is set on the relevant basket setting date based on each basket index’s respective initial basket index value so that each basket index is reflected in the predetermined initial basket value in accordance with its applicable weighting and will remain constant for the term of the notes.  See “Basket—Multiplier” above.

Determination date:	January 28, 2015, subject to adjustment for non-index business days and certain market disruption events.
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:
If the determination date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the determination date, as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

April 2008	Page 2

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617480199
Minimum ticketing size:	100 notes
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 6.0529% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $14.9582 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

	ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
	Original Issue Date through June 30, 2008	$0.1009	$0.1009
	July 1, 2008 through December 31, 2008	$0.3057	$0.4066
	January 1, 2009 through June 30, 2009	$0.3150	$0.7216
	July 1, 2009 through December 31, 2009	$0.3245	$1.0461
	January 1, 2010 through June 30, 2010	$0.3343	$1.3804
	July 1, 2010 through December 31, 2010	$0.3444	$1.7248
	January 1, 2011 through June 30, 2011	$0.3548	$2.0796
	July 1, 2011 through December 31, 2011	$0.3656	$2.4452
	January 1, 2012 through June 30, 2012	$0.3766	$2.8218
	July 1, 2012 through December 31, 2012	$0.3880	$3.2098
	January 1, 2013 through June 30, 2013	$0.3998	$3.6096
	July 1, 2013 through December 31, 2013	$0.4119	$4.0215
	January 1, 2014 through June 30, 2014	$0.4244	$4.4459
	July 1, 2014 through December 31, 2014	$0.4372	$4.8831
	January 1, 2015 through Maturity Date	$0.0751	$4.9582

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

	If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

April 2008	Page 3

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the basket setting date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the basket indices.  Such purchase activity could have increased the value of the basket indices, and therefore the value at which the basket indices must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

ERISA:	See “ERISA” in the prospectus supplement for capital protected notes.
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue Price of notes	Selling Concession	Principal Amount of notes for any single investor
$10.00	$0.300	<$999K
$9.950	$0.250	$1MM-$2.99MM
$9.925	$0.225	$3MM-$4.99MM
$9.900	$0.200	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2008	Page 4

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, if any, calculated on the determination date as follows:

(i) $10 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than zero.

Example:

The hypothetical final basket value is 50% greater than the initial basket value.

Initial basket value:	10
Hypothetical final basket value:	15
Participation rate:	110%

Supplemental redemption amount per note = $10 x [(15 – 10)/10] x 110% = $5.50

In the example above, the total payment at maturity per note will equal $15.50, which is the sum of the stated principal amount of $10 and a supplemental redemption amount of $5.

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of basket performance and does not cover the complete range of possible payouts at maturity.

Basket performance	Final basket value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Percent return on $10 note
50%	15	$10	$5.50	$15.50	55%
40%	14	$10	$4.40	$14.40	44%
30%	13	$10	$3.30	$13.30	33%
20%	12	$10	$2.20	$12.20	22%
10%	11	$10	$1.10	$11.10	11%
0%	10	$10	$0	$10	0%
–10%	9	$10	$0	$10	0%
–20%	8	$10	$0	$10	0%
–30%	7	$10	$0	$10	0%
–40%	6	$10	$0	$10	0%
–50%	5	$10	$0	$10	0%

April 2008	Page 5

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Payment at Maturity

100% principal protection. At maturity, we will pay you at least $10, plus the supplemental redemption amount, if any.

The supplemental redemption amount based on the basket indices. The supplemental redemption amount will be equal to the product of $10 times the participation rate times the percentage, if any, by which the final basket value exceeds the initial basket value.  If the final basket value is greater than the initial basket value, the supplemental redemption amount will be calculated as follows:

where,
participation rate	=	110%
initial basket value	=	10
final basket value	=	the sum, on the determination date, of the products of the official closing value of each basket index and the applicable multiplier for such basket index

If the final basket value is less than or equal to the initial basket value, the supplemental redemption amount will be zero.

April 2008	Page 6

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on page S-15 of the accompanying prospectus supplement for capital protected notes.  We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

Structure Specific Risk Factors

¡
The notes may not pay more than the stated principal amount at maturity.  If the basket performance is less than or equal to 0%, you will receive only the stated principal amount of $10 for each note you hold at maturity.

¡
The notes do not pay interest.  Because the supplemental redemption amount due at maturity may equal zero or the basket may not increase in value by more than the yield which would be paid on an ordinary debt security, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

¡
Market price of the notes will be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the basket indices at any time and, in particular, on the determination date, the volatility of the basket indices, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the basket indices and our creditworthiness.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

¡
Changes in the value of one or more of the basket indices may offset each other.  Price movements in the basket indices may not correlate with each other.  At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value.  Therefore, in calculating the basket performance, increases in the value of one or more of the basket indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

¡
Adjustments to the basket indices could adversely affect the value of the notes.  The publisher of any basket index can add, delete or substitute the stocks underlying the basket index, and can make other methodological changes that could change the value of the basket index.  The publisher of any basket index may discontinue or suspend calculation or publication of the basket index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.  Any of these actions could adversely affect the value of the notes.

¡
You have no shareholder rights.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie any of the basket indices.

¡
There are risks associated with investments in securities indexed to the value of foreign equity securities.  Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

¡	Investing in the notes is not equivalent to investing in the basket indices. Investing in the notes is not equivalent to investing in the basket indices or their component stocks.

April 2008	Page 7

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Other Risk Factors

¡
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Even if there is a secondary market , it may not provide significant liquidity.  Accordingly, you should be willing to hold your notes to maturity.

¡
Potential adverse economic interest of the calculation agent.  The economic interests of MS & Co., as the calculation agent, and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes, or that trade in the component stocks of the basket indices or other instruments related to the basket indices, are potentially adverse to your interests as an investor in the notes.  The hedging or trading activities of our affiliates on or prior to the basket setting date could have affected the index closing values of each basket index on the basket setting date and, as a result, could have increased the values at which the basket indices must close on the determination date before you receive a payment at maturity that exceeds the stated principal amount on the notes.  Additionally, such hedging or trading activities during the term of the notes could adversely affect the value of the basket indices on the determination date and, accordingly, the amount of cash you will receive at maturity.

April 2008	Page 8

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Information about the Basket Indices

The Dow Jones Euro STOXX 50® Index.  The Euro STOXX 50 index is composed of 50 component stocks of market sector leaders from within the Dow Jones STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all market sectors.  For additional information about the Euro STOXX 50 index, see “Annex A—Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50® Index” in the accompanying prospectus supplement for capital protected notes.

The Nikkei 225 Index. The Nikkei index currently is based on 225 underlying stocks trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries.  All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE.  Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE.  For additional information about the Nikkei index, see “Annex A—Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in the accompanying prospectus supplement for capital protected notes.

The S&P 500® Index.  The S&P 500 index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the S&P 500 index, see “Annex A—Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the accompanying prospectus supplement for capital protected notes.

License Agreement between STOXX Limited and Morgan Stanley. “Dow Jones Euro STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50® Index” in the accompanying prospectus supplement for capital protected notes.

License Agreement between Nikkei Inc. and Morgan Stanley. As of the original issue date, we will have received the consent of Nikkei Inc., the publisher of the Nikkei 225 Index, to use and refer to the Nikkei 225 Index in connection with the notes.  Nikkei Inc. has the copyright to the Nikkei 225 Index.  All rights to the Nikkei 225 Index are owned by Nikkei Inc.  Nikkei Inc. has no relationship to us or the notes; it does not sponsor, endorse, authorize, sell or promote the notes, and has no obligation or liability in connection with the administration, marketing or trading of the notes or with the calculation of the return on your investment.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in the accompanying prospectus supplement for capital protected notes.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Annex A—Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the accompanying prospectus supplement for capital protected notes.

April 2008	Page 9

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Historical Information
The following tables set forth the published high, low and end-of-quarter closing values, for each of the basket indices for each calendar quarter in the period from January 1, 2003 to April 24, 2008 (or, in the case of the S&P 500 index, through April 23, 2008).  The related graphs set forth the weekly closing values for each of the basket indices from January 1, 2003 to April 24, 2008 (or, in the case of the S&P 500 index, through April 23, 2008).  The closing value on April 23, 2008 was, in the case of the S&P 500 index, 1,379.93, and on April 24, 2008 was, in the case of the Euro STOXX 50 index, 3,761.96, and in the case of the Nikkei index, 13,540.87.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.  The historical values and performance of the basket indices should not be taken as an indication of future performance, and no assurance can be given as to the final basket closing value on the determination date.  The payment of dividends on the stocks that comprise the basket indices are not reflected in their levels and, therefore, have no effect on the calculation of the payment at maturity.

Euro STOXX 50 Index	High	Low	Period End
2003
First Quarter	2,529.86	1,849.64	2,036.86
Second Quarter	2,527.44	2,067.23	2,419.51
Third Quarter	2,641.55	2,366.86	2,395.87
Fourth Quarter	2,760.66	2,434.63	2,760.66
2004
First Quarter	2,959.71	2,702.05	2,787.49
Second Quarter	2,905.88	2,659.85	2,811.08
Third Quarter	2,806.62	2,580.04	2,726.30
Fourth Quarter	2,955.11	2,734.37	2,951.01
2005
First Quarter	3,114.54	2,924.01	3,055.73
Second Quarter	3,190.80	2,930.10	3,181.54
Third Quarter	3,429.42	3,170.06	3,428.51
Fourth Quarter	3,616.33	3,241.14	3,578.93
2006
First Quarter	3,874.61	3,532.68	3,853.74
Second Quarter	3,890.94	3,408.02	3,648.92
Third Quarter	3,899.41	3,492.11	3,899.41
Fourth Quarter	4,140.66	3,880.14	4,119.94
2007
First Quarter	4,272.32	3,906.15	4,181.03
Second Quarter	4,556.97	4,189.55	4,489.77
Third Quarter	4,557.57	4,062.33	4,381.71
Fourth Quarter	4,489.79	4,195.58	4,399.72
2008
First Quarter	4,339.23	3,431.82	3,628.06
Second Quarter (through April 24, 2008)	3,828.46	3,671.28	3,761.96

Euro STOXX 50 Index January 1, 2003 to April 24, 2008

April 2008	Page 10

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Nikkei 225 Index	High	Low	Period End
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter	16,385.96	14,437.24	16,127.58
Fourth Quarter	17,225.83	15,725.94	17,225.83
2007
First Quarter	18,215.35	16,642.25	17,287.65
Second Quarter	18,240.30	17,028.41	18,138.36
Third Quarter	18,261.98	15,273.68	16,785.69
Fourth Quarter	17,458.98	14,837.66	15,307.78
2008
First Quarter	14,691.41	11,787.51	12,525.54
Second Quarter (through April 24, 2008)	13,696.55	12,656.42	13,540.87

Nikkei 225 Index January 1, 2003 to April 24, 2008

April 2008	Page 11

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

S&P 500 Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter (through April 23, 2008)	1,390.33	1,328.32	1,379.93

S&P 500 Index January 1, 2003 to April 23, 2008

April 2008	Page 12

Capital Protected Notes due January 30, 2015
Based on a Global Basket of Equity Indices

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for commodity-linked capital protected notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

April 2008	Page 13